Exhibit 23.a

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Registration Statement of Kansas City Power and Light Company on Form S-3 of our report dated February 27, 2003 (August 14, 2003 as to Note 20) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting for goodwill and other intangible assets), on the consolidated financial statements and the related financial statement schedule of Kansas City Power and Light Company for the year ended December 31, 2002 appearing in the Current Report on Form 8-K/A dated August 20, 2003 of Kansas City Power and Light Company. We also consent to the reference to us under the heading "Experts" in the Prospectus, which is part of the Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Kansas City, Missouri
August 25, 2003